82-3023

~~File Number 82-4991~~

GOLDEN HOPE MINES LIMITED

1320 - 4 KING STREET WEST
TORONTO, ONTARIO M5H 1B6

TEL: 416-363-1240
FAX: 416-864-017[redacted]

02049618

02 AUG 27 AM 8:29

August 19, 2002

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.
U.S.A.
20549

SUPPL

Gentlemen:

Enclosed is information which Golden Hope Mines Limited has made public pursuant to the laws of the Provinces of Ontario, Quebec, Alberta and British Columbia, Canada.

The following materials are being furnished pursuant to Rule 12g3-2(b):

a) Unaudited consolidated financial statements dated June 30, 2002

b) British Columbia Securities Commission Quarterly Report BC Form 51-901 F

PROCESSED
SEP 06 2002
THOMSON
FINANCIAL

Please contact the undersigned if you have any questions.

Yours truly,
GOLDEN HOPE MINES LIMITED

Ronald Haller
Secretary

dlw 9/5

File Number 82-4991

File Number 82-4991

British Columbia Securities Commission

Quarterly Report
BC Form 51-901F
(previously Form 61)

ISSUER DETAILS NAME OF ISSUER: Golden Hope Mines Limited	FOR QUARTER ENDED June 30, 2002	DATE OF REPORT YY/MM/DD 2002/08/14
ISSUER ADDRESS: 1320 - 4 King Street West		
CITY/PROVINCE/POSTAL CODE Toronto, Ontario, M5H 1B6	ISSUER FAX NO. (416) 864-0175	ISSUER TELEPHONE NO (416) 363-1240
CONTACT NAME: Ronald Haller	CONTACT POSITION Secretary	CONTACT TELEPHONE NO (416) 363-1240
CONTACT EMAIL ADDRESS:	WEB SITE ADDRESS	

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"T.H. Polisuk"	T.H. Polisuk	2002/08/14
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Peter Smith"	Peter Smith	2002/08/14

SCHEDULE "A"
GOLDEN HOPE MINES LIMITED
(INCORPORATED UNDER THE LAWS OF THE PROVINCE OF ONTARIO)
CONSOLIDATED BALANCE SHEET
(Unaudited)

	June 30, 2002	Dec 31, 2001
ASSETS		
Current	$ 1,200	$ 1,472
Cash	3,167	5,989
Accounts receivable	4,367	7,461
Mining properties and deferred exploration expenditures (Note 3)	6,816,346	6,809,351
Website, less accumulated amortization of $20,415	224,568	-
	$ 7,045,281	$ 6,816,812
LIABILITIES		
Current		
Accounts payable	$475,463	$390,328
Due to president and a director	93,942	67,092
	569,405	457,420
Minority Interest	76,021	-
	645,426	457,420
SHAREHOLDERS' EQUITY		
Stated capital (Note 4)		
Authorized:		
Unlimited common shares		
Issued:		
20,192,329 common shares (2001 – 19,192,329)	9,345,359	9,245,359
Deficit	(2,945,504)	(2,885,967)
	6,399,855	6,359,392
	$7,045,281	$6,816,812

File Number 82-4991

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002
(Unaudited)

	2002	2001
Revenue:	$ 620	-
Expenses:		
Amortization	20,415	-
General and administrative	16,946	42,112
Development costs	16,900	-
Shareholders' information	16,876	14,780
Management fees	9,000	-
	80,136	56,892
Net loss before minority interest	79,516	56,892
Minority interest loss in Jobs Without Borders Inc.	(19,979)	-
Net loss for the period	59,537	56,892
Deficit, beginning of period	2,885,967	2,637,018
Deficit, end of period	$2,945,504	$2,693,910
Loss per common share	$0.003	$0.003

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2002
(Unaudited)

	2002	2001
Revenue:	$ 620	-
Expenses:		
Amortization	20,415	-
Development costs	16,900	-
General and administrative	13,558	33,739
Shareholders' information	11,885	8,340
Management fees	4,500	-
	67,258	42,079
Net loss before minority interest	66,638	42,079
Minority interest loss in Jobs Without Borders Inc.	(19,979)	-
Net loss for the period	46,659	42,079
Deficit, beginning of period	2,898,845	2,651,831
Deficit, end of period	$2,945,504	$2,693,910
Loss per common share	$0.002	$0.002

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN CASH FLOWS
FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002
(Unaudited)

	2002	2001
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$(59,537)	$(56,892)
Items not involving cash:		
Amortization	20,415	--
Minority interest loss in Jobs Without Borders Inc.	(19,979)	--
	(59,101)	(56,892)
Net change in non-cash components of working capital		
Decrease (increase) in accounts receivable	2,822	(103)
Increase in accounts payable	111,985	1,998
	55,706	(54,997)
Financing Activities:		
Sale of common shares for cash	--	44,800
Value of common shares issued for a 51% interest in Jobs Without Borders Inc.	100,000	--
Minority interest	96,000	--
	196,000	44,800
Financing Activities:		
Acquisition of website	(244,983)	--
Mining claims and deferred exploration expenditures	(6,995)	(3,307)
	(251,978)	(3,307)
Decrease in cash	(272)	(13,504)
Cash, beginning of period	1,472	13,614
Cash, end of period	$ 1,200	$ 110

GOLDEN HOPE MINES LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN CASH FLOWS
FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2002
(Unaudited)

	2002	2001
CASH PROVIDED BY (USED IN):		
Operations:		
Net loss	$(46,659)	$(42,079)
Items not involving cash:		
Amortization	20,415	--
Minority interest loss in Jobs Without Borders Inc.	(19,979)	--
	(46,223)	(42,079)
Net change in non-cash components of working capital		
Decrease (increase) in accounts receivable	(1,562)	866
Increase (decrease) in accounts payable	97,346	(2,040)
	49,561	(43,253)
Financing Activities:		
Sale of common shares for cash	--	44,800
Value of common shares issued for a 51% interest in Jobs Without Borders Inc.	100,000	--
Minority interest	96,000	--
	196,000	44,800
Financing Activities:		
Acquisition of website	(244,983)	--
Mining claims and deferred exploration expenditures	--	(1,982)
	(244,983)	(1,982)
Increase (decrease) in cash	578	(435)
Cash, beginning of period	722	545
Cash, end of period	$ 1,200	$ 110

(1) **Panet, Bellechase and Ware Townships Property**

The Company holds a block of continuous claims subject only to a 10% net profits royalty. The claims were acquired from Gold Belt Mining Ltd., a company associated with the president and a director of the Company.

Pursuant to an agreement dated August 13, 1990, as amended on December 29, 1999, the Company acquired an option to earn a 100% interest in 4 claims for $250,000 payable at a rate of $50,000 per annum for five years commencing December 31, 2000. The first payment due December 31, 2000 has been extended to December 31, 2002.

(2) **Other Properties**

In addition the Company has the following claims:
28 claims in the Clarence Stream area, New Brunswick
147 claims in the Chibouganmau area, Quebec
32 units in the Otish Mountains area, Quebec

Note 4

Stated Capital

	Shares	Value
Balance, December 31, 2001	19,192,329	$9,245,359
Issued for a 51% interest in Jobs Without Borders Inc. (Note 2)	1,000,000	100,000
Balance, June 30, 2002	20,192,329	$9,345,359

Options
As at June 30, 2002, directors and officers had options to purchase: 1,100,000 common shares at $0.20 per share expiring June 2, 2007; 244,000 common shares at $0.20 expiring June 15, 2009; 50,000 common shares at $0.20 expiring July 6, 2009; 141,500 common shares at $0.20 expiring April 4, 2010 and 104,000 common shares at $0.25 expiring May 19, 2010.

Note 5

Related Party Transactions
During the period, 154327 Canada Inc. was entitled to receive $9,000 (2001 - NIL) for management services rendered. As at June 30, 2002 the total amount owing to 154327 Canada Inc. for current and past services was $28,500 (2001 - $18,000).

SCHEDULE "B"

Directors and Officers:

Theodore H. Polisuk - President and Director
Gilles Dubuc - Director
Peter Smith - Director
Gregory Hryniw - Director
Ronald Haller - Secretary

SCHEDULE "C"

Further exploration on the Company's main property, the Bellechasse Project, located in southern Quebec, has been recommended to increase the tonnage potential of the Bellechasse deposit. Bulk sampling is required to better establish continuity of the gold grade. The Company is negotiating with several mining companies to participate in the proposed exploration.

In the Clarence Stream area of New Brunswick, the Company has properties adjoining the recent Freewest gold discovery. An exploration program is ongoing.

In Quebec, the Company has acquired by staking 32 units (4250 acres) in the region of the Otish Mountains diamond discoveries. A summer exploration program is planned.

The Company holds 147 claims (5880 acres, Cu-Ni-PGM) west of Chibouganmau in northern Quebec. An exploration program is planned.

The Company has completed the acquisition of fifty-one percent (51%) of the shares of **Jobs Without Borders Inc.** (www.jobswithoutborders.com). Jobs Without Borders Inc. is an international Internet Job/Visa site for globally mobile professionals which combines a web based employment site with the delivery of specialized legal immigration services necessary to obtain visas, along with the content that will facilitate such a transition. The Company acquired fifty-one percent (51%) of the outstanding shares of Jobs Without Borders Inc., by the issuance of one million (1,000,000) common shares. The Company will also issue to the Vendors one (1) share for each twenty-five cents ($0.25) of net earnings after tax realized by Jobs Without Borders Inc. on a quarterly basis. In addition, the Company has a three (3) year option to purchase the remaining forty-nine percent (49%) of the outstanding shares, by issuing a further three million (3,000,000) common shares of the Company.

GOLDEN HOPE MINES LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2002
(Unaudited)

Note 1

Basis of Presentation
The financial statements include the accounts of the Company, its 51% owned subsidiary, Jobs Without Borders Inc. (Note 2) acquired April 4, 2002 and its wholly owned subsidiary, Golden Hope Mining Company incorporated in the state of Nevada, from incorporation date, November 17, 1997.

Continued Operations
The financial statements have been prepared on a going concern basis which assumes the Company will continue to operate throughout its next fiscal period subsequent to June 30, 2002. Adverse conditions cast doubt upon the validity of this assumption. The future of the Company is dependent upon the Company's ability to obtain sufficient cash from external financing and generate future revenues.

If the going concern assumption was not appropriate, then adjustments would be necessary in the carrying values of the assets and liabilities, expenses and balance sheet classifications used.

Use of Estimates in the Preparation of Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant Accounting Policies

Financial Instruments
The Company's financial instruments include cash, accounts receivable, accounts payable and amounts due to related parties. Unless otherwise noted it is management's opinion that the Company is not exposed to significant interest rate, currency and credit risks arising from these financial instruments. The fair value of the short-term financial instruments approximates their market value.

Loss Per Share
The loss per share figures have been calculated using the weighted average number of common shares outstanding during the respective fiscal periods.

Nature of Operations
The Company is in the process of exploring its resource properties and has not yet determined whether the properties contain economically recoverable reserves. The recovery of the amounts shown for the resource properties and the related deferred expenditures is dependent upon the existence of economically recoverable reserves, confirmation of the Company's interest in the underlying mining claims, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production.

Mineral Properties
Mineral properties are carried at cost until they are brought into production at which time they are depleted on a unit-of-production basis. Exploration expenditures relating to mineral properties are deferred until the properties are brought into production at which time they are amortized on a unit-of-production basis. The cost of properties abandoned or sold and the deferred exploration expenditures relating to properties abandoned or sold are charged to deficit in the current year. If in the opinion of management the results of exploration are not sufficiently promising to warrant further work, or further development has not occurred over a three-year period there is a presumption of impairment and accordingly the carrying values will be written down to a nominal carrying value.

Website
The website is recorded at cost less accumulated amortization and is amortized over 3 years on a straight-line bases.

Administrative Expenses
Administrative expenses are charged to operations in the current year.

Note 2

Business Acquisition

The Company acquired on April 4, 2002, fifty-one percent (51%) of the shares of Jobs Without Borders Inc.,an international internet Job/Visa site. The Company acquired its interest in Jobs Without Borders Inc., by the issuance of one million (1,000,000) common shares valued at $100,000 (Note 4).

The fair value of net assets acquired were as follows:

Current assets	$ 3,800
Website	244,983
Current liabilities	(52,783)
Minority Interest	(96,000)
Net assets at fair value	$100,000
Consideration	
Shares issued	$100,000

The excess of the purchase price over the net assets acquired has been allocated $240,452 to the website. The accounts of the Company include the operations of Jobs Without Borders Inc. from the date of acquisition.

Note 3

Mineral Properties
Panet, Bellechase and Ware Townships, Quebec

	Opening	Expenditures	Closing
Acquisition	$ 629,353	-	$ 629,353
Exploration	6,160,528	5,495	6,166,023
Total	$6,789,881	$5,495	$6,795,376

Other Properties	Opening	Expenditures	Closing
Acquisition	$ 2,158	$1,500	$ 3,658
Exploration	17,312	-	17,312
Total	$19,470	$1,500	$20,970